Fortuna Silver Mines Inc.

September 30, 2012

Condensed Interim Consolidated Financial Statements

November 7, 2012

(Unaudited - All amounts in US$’000’s unless otherwise stated)

________________________________________________________________________________

FORTUNA SILVER MINES INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME
(Unaudited - Expressed in thousands of US Dollars, except for share and per share amounts)

	Three Months ended September 30,			Nine months ended September 30,
	Notes	2012	2011	2012	2011
Sales	17	$ 43,835	$ 32,543	$ 123,125	$ 78,957
Cost of sales	18	24,596	12,732	65,727	31,248
Mine operating income		19,239	19,811	57,398	47,709

Other expenses
Selling, general and administrative expenses	10 a), 10 b)	6,839	5,006	15,398	13,969
Exploration and evaluation costs	19	155	437	627	1,110
Net (gain) loss on commodity contracts		-	(496)	339	(923)
Gain on disposal of mineral properties, property, plant and equipment		(47)	(22)	(45)	(75)
Write-off of deferred exploration costs	8 a), 8 b)	30	-	3,887	-
Operating income		12,262	14,886	37,192	33,628

Finance Items
Interest income		149	197	463	675
Interest expense		(140)	(135)	(424)	(411)
Net finance income		9	62	39	264

Income before tax		12,271	14,948	37,231	33,892

Income taxes		4,245	4,639	14,240	12,604
Income for the period		$ 8,026	$ 10,309	$ 22,991	$ 21,288

Earnings per Share -Basic	13 e)i	$ 0.06	$ 0.08	$ 0.19	$ 0.17
Earnings per Share - Diluted	13 e)ii	$ 0.06	$ 0.08	$ 0.18	$ 0.17
Weighted average number of shares outstanding - Basic	13 e)i	124,412,386	123,440,210	123,573,436	123,027,321
Weighted average number of shares outstanding - Diluted	13 e)ii	125,926,391	124,854,464	125,329,217	124,601,423

________________________________________________________________________________

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

FORTUNA SILVER MINES INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Unaudited - Expressed in thousands of US Dollars)

	Three Months ended September 30,			Nine months ended September 30,
	Notes	2012	2011	2012	2011
Income for the period		$ 8,026	$ 10,309	$ 22,991	$ 21,288
Other comprehensive income (loss)
Transfer of unrealized loss to realized (loss) upon reduction of net investment, net of taxes		-	-	(895)	-
Unrealized gain (loss) on translation of net investment		9	896	(380)	896
Unrealized gain (loss) on translation to presentation currency on foreign operations		718	(2,292)	1,866	(490)
Other comprehensive income (loss)		727	(1,396)	591	406
Total comprehensive income for the period		$ 8,753	$ 8,913	$ 23,582	$ 21,694

________________________________________________________________________________

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

FORTUNA SILVER MINES INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited – Expressed in thousands of US Dollars)

		Three months ended September 30,		Nine months ended September 30,
	Notes	2012	2011	2012	2011
OPERATING ACTIVITIES
Net income for the period		$8,026	$10,309	$22,991	$21,288
Items not involving cash
Depletion and depreciation		6,057	2,151	16,281	5,478
Accretion of provisions		60	35	176	117
Income taxes		4,245	4,639	14,240	12,604
Share-based payments		2,295	1,204	1,965	3,208
Unrealized (gain) on commodity contracts		-	(18)	(17)	(1,204)
Write-off of deferred exploration costs		30	-	3,887	-
Gain on disposal of mineral properties, property, plant and equipment		(47)	(22)	(45)	(75)
Accrued interest on long term loans receivable and payable		(15)	4	(13)	17
Other		3	-	17	-
		20,654	18,302	59,482	41,433
Changes in non-cash working capital items
Accounts receivable and other assets		(8,402)	(7,988)	(12,205)	(5,690)
Prepaid expenses		222	(36)	277	108
Due from related parties		(5)	24	28	(39)
Inventories		404	(2,825)	(917)	(5,084)
Trade and other payables		1,713	4,774	(1,112)	7,784
Due to related parties		36	(1,380)	(140)	(10)
Cash provided by operating activities before interest and income taxes		14,622	10,871	45,413	38,502
Income taxes paid		(905)	(3,164)	(9,562)	(11,733)
Interest income paid		(6)	(14)	(23)	(59)
Interest income received		208	254	462	682
Net cash provided by operating activities		13,919	7,947	36,290	27,392

INVESTING ACTIVITIES
Purchase of short term investments		(1,994)	(2,213)	(1,994)	(33,031)
Redemptions in short term investments		-	10,761	17,000	51,811
Expenditures on mineral properties, property, plant and equipment		(11,759)	(26,319)	(29,039)	(60,434)
Advances of deposits on long term assets		(3,164)	(3,497)	(5,279)	(29,038)
Receipts of deposits on long term assets		2,483	11,064	5,392	33,238
Proceeds on disposal of mineral properties, property, plant and equipment		23	45	107	45
Net cash used in investing activities		(14,411)	(10,159)	(13,813)	(37,409)

FINANCING ACTIVITIES
Proceeds from long term debt		-	-	-	18
Repayment of long term debt		-	-	(800)	(18)
Net proceeds on issuance of common shares		-	953	738	1,408
Repayment of finance lease obligations		(159)	(324)	(715)	(879)
Net cash (used in) provided by financing activities		(159)	629	(777)	529

Effect of exchange rate changes on cash and cash equivalents		718	(1,668)	290	(283)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(651)	(1,583)	21,700	(9,488)

Cash and cash equivalents - beginning of year	3	60,653	63,778	38,730	70,298

CASH AND CASH EQUIVALENTS - END OF PERIOD	3	$60,720	$60,527	$60,720	$60,527

Supplemental cash flow information	14

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The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

FORTUNA SILVER MINES INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Unaudited - Expressed in thousands of US Dollars)

	Notes	September 30, 2012	December 31, 2011
ASSETS
CURRENT ASSETS
Cash and cash equivalents	3	$60,720	$38,730
Short term investments	4	2,033	17,000
Derivative assets	5	-	70
Accounts receivable and other assets	6	32,845	19,167
Prepaid expenses		949	1,218
Due from related parties	10 c)	7	36
Inventories	7	12,209	11,291
Assets held for sale	17	51	-
Total current assets		108,814	87,512
NON-CURRENT ASSETS
Non-current assets held for sale	17	206	-
Deposits on long term assets	6	3,246	2,260
Deferred income tax assets		18	36
Mineral properties, property, plant and equipment	8	192,328	181,833
Total assets		$304,612	$271,641

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade and other payables	9	$16,261	$17,155
Due to related parties	10 c)	69	205
Derivative liabilities	5	-	87
Provisions	12	1,105	727
Income tax payable		88	3,923
Current portion of long term liabilities	11	433	1,512
Total current liabilities		17,956	23,609
NON-CURRENT LIABILITIES
Leases and long term liabilities	11	2,766	2,764
Provisions	12	6,078	4,247
Deferred income tax liabilities		23,113	12,710
Total liabilities		49,913	43,330
EQUITY
Share capital		187,807	186,540
Share option and warrant reserve		12,033	10,495
Retained earnings		50,873	27,881
Accumulated other comprehensive income		3,986	3,395
Total retained earnings and accumulated other comprehensive income		54,859	31,276
Total equity		254,699	228,311
Total liabilities and equity		$304,612	$271,641
Contingencies and capital commitments	20
Subsequent events	21

APPROVED BY THE DIRECTORS:

"Jorge Ganoza Durant", Director

________”Robert R. Gilmore" , Director

Jorge Ganoza Durant

Robert R. Gilmore

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The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

FORTUNA SILVER MINES INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Unaudited - Expressed in thousands of US Dollars, except for share amounts)

		Attributable to equity holders of the Company
		Share Capital
	Notes	Shares	Amount	Share Option and Warrant Reserve	Retained Earnings	Accumulated Other Comprehensive Income ("AOCI")	Total Retained Earnings and AOCI	Total Equity
Balance - December 31, 2011		124,945,921	$ 186,540	$ 10,495	$ 27,881	$ 3.395	$ 31,276	$ 228,311
Exercise of options		314,225	738	-	-	-	-	738
Issuance of shares for property	13 a)	8,605	51	-	-	-	-	51

Transfer of share option and warrant reserve on exercise of options		-	478	(478)	-	-	-	-
Share-based payments on option grants		-	-	2,016	-	-	-	2,016

Income for the period		-	-	-	22,991	-	22,991	22,991
Transfer of unrealized loss to realized loss upon reduction of net investment, net of taxes		-	-	-	-	(895)	(895)	(895)
Unrealized loss on translation of net investment		-	-	-	-	(380)	(380)	(380)
Unrealized gain on translation to presentation currency on foreign operations		-	-	-	-	1,866	1,866	1,866
Total comprehensive income for the period					22,991	591	23,582	23,582
Balance – September 30, 2012		125,268,751	$187,807	$ 12,033	$ 50,873	$ 3,986	$ 54,859	$ 254,699

Balance - December 31, 2010		122,497,465	$ 180,403	$ 11,116	$ 8,348	$ 2,723	$ 11,071	$ 202,590
Issuance of shares under bought deal financing, net of issuance costs		-	(95)	-	-	-	-	(95)
Exercise of options		1,120,000	1,502	-	-	-	-	1,502
Issuance of shares for property	13 a)	6,756	30	-	-	-	-	30
Transfer of share option and warrant reserve on exercise of options		-	1,022	(1,022)	-	-	-	-
Share-based payments on option grants		-	-	1,152	-	-	-	1,152

Income for the period		-	-	-	21,288	-	21,288	21,288
Unrealized gain on translation of net investment		-	-	-	-	896	896	896
Unrealized gain on translation to presentation currency on foreign operations		-	-	-	-	(490)	(490)	(490)
Total comprehensive income for the period		-	-	-	21,288	406	21,694	21,694
Balance – September 30, 2011		123,624,221	$ 182,862	$ 11,246	$ 29,636	$ 3,129	$ 32,765	$ 226,873

________________________________________________________________________________

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements

FORTUNA SILVER MINES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

1.

Corporate Information

Fortuna Silver Mines Inc. (“Fortuna” or the “Company”) is engaged in silver mining and related activities, in Latin America, including exploration, extraction, and processing.  The Company operates the Caylloma silver/lead/zinc mine in southern Peru and the San Jose silver/gold mine in Mexico.

Fortuna is a publicly traded company incorporated and domiciled in Canada and is listed on the New York Stock Exchange under the trading ticker symbol “FSM”, on the Toronto Stock Exchange and Lima Stock Exchange both under the trading ticker symbol “FVI”, and on the Frankfurt Stock Exchange under the trading symbol “F4S.F”.

The Company’s registered office is located at Suite 650, 200 Burrard Street, Vancouver, British Columbia, Canada, V6C 3L6.

2.

Basis of Consolidation and Summary of Significant Accounting Policies

a)

Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). The policies applied in these condensed interim consolidated financial statements are based on IFRS issued and effective as at September 30, 2012.  The Board of Directors approved these financial statements for issue on November 7, 2012.

The unaudited condensed interim consolidated financial statements of Fortuna Silver Mines Inc. (the “Company”) for the three and nine month periods ended September 30, 2012 (“Financial Statements”) have been prepared by management.  The condensed interim consolidated financial statements do not include all of the information required for full annual financial statements.  The Financial Statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2011, which includes information necessary or useful to understanding the Company’s business and financial presentation.  In particular, the Company’s significant accounting policies were presented in Note 2 of the consolidated financial statements for the year ended December 31, 2011, and have been consistently applied in the preparation of these interim financial statements.

b)

Basis of Consolidation

These condensed interim consolidated financial statements include the accounts of the Company and wholly owned subsidiaries: Minera Bateas S.A.C. (“Bateas”); Fortuna Silver (Barbados) Inc. (“Barbados”); Compania Minera Cuzcatlan SA (“Cuzcatlan”); Continuum Resources Ltd. (“Continuum”); Fortuna Silver Mines Peru S.A.C. (“FSM Peru”); and Fortuna Silver Mexico, S.A. de CV. (“FS Mexico”).

All significant inter-company transactions, balances, revenues, and expenses have been eliminated upon consolidation.

________________________________________________________________________________

FORTUNA SILVER MINES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

c)

Revenue Recognition

Revenue arising from the sale of metal concentrates is recognized when title or the significant risks and rewards of ownership of the concentrates have been transferred to the buyer.  The passing of title to the customer is based on the terms of the sales contract.  Final commodity prices are set in a period subsequent to the date of sale based on a specified quotational period, either one, two, or three months after delivery.  The Company’s metal concentrates are provisionally priced at the time of sale based on the prevailing market price.

Variations between the price recorded at the delivery date and the final price set under the sales contracts are caused by changes in market prices, and result in an embedded derivative in accounts receivable.  The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as provisional price adjustments and included in sales in the consolidated statement of income.  Sales of metal concentrates are net of refining and treatment charges.

Revenues from metal concentrate sales are subject to adjustment upon final settlement of metals prices, weights, and assays as of a date that is typically one, two, or three months after the delivery date.  Typically, the adjustment is based on an inspection of the concentrate by the customer and in certain cases an inspection by a third party.  The Company records adjustments to revenues monthly based on quoted forward prices for the expected settlement period.  Adjustments for weights and assays are recorded when results are determinable or on final settlement.

d)

Significant Changes in Accounting Policies including Initial Adoption

IFRS 7 Financial Instruments: Disclosures (Amendment)

The amendment, effective for annual periods beginning on or after July 1, 2011, with early application permitted, requires additional quantitative and qualitative disclosures relating to transfers of financial assets, where: financial assets are derecognized in their entirety, but where the entity has a continuing involvement in them; financial assets that are not derecognized in their entirety.  The Company has evaluated the amendment to IFRS 7 and the amendment does not have a material impact on the Company’s condensed interim consolidated financial statements.

IAS 12 Income Taxes (Amendment)

IAS 12 Income Taxes, amendments regarding Deferred Tax: Recovery of Underlying Assets introduces an exception to the existing principle for the measurement of deferred tax assets and liabilities arising on investment property measured at fair value, and the requirement that deferred tax on non-depreciable assets measured using the revaluation model in IAS 16 should always be measured on a sale basis.  The amendment is effective for annual periods beginning on or after January 1, 2012. The Company has evaluated the amendment to IAS 12 and the amendment does not have a material impact on the Company’s condensed interim consolidated financial statements.

________________________________________________________________________________

FORTUNA SILVER MINES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

e)

New Accounting Standards

i)

New Accounting Standards Impacting on or after July 1, 2012

IAS 1 Presentation of Financial Statements (Amendment)

The amendments to IAS 1 Presentation of Financial Statements retain the 'one or two statement' approach at the option of the entity and only revise the way other comprehensive income (“OCI”) is presented: requiring separate subtotals for those elements which may be 'recycled' (e.g. cash-flow hedging, foreign currency translation), and those elements that will not (e.g. fair value through OCI items under IFRS 9) to the statement of income.  In addition, the tax associated with items presented before tax to be shown separately for each of the two groups of OCI items (without changing the option to present items of OCI either before tax or net of tax).

The amendment is effective for annual periods beginning on or after July 1, 2012.

ii)

New Accounting Standards Impacting on or after January 1, 2013

On May 17, 2012,  the IASB issued Annual Improvements to IFRSs: 2009-2011 Cycle, incorporating amendments to five IFRSs; IFRS 1 First-time Adoption of International Reporting Standards, IAS 1 Presentation of Financial Statements, IAS 16 Property, Plant and Equipment, IAS 32 Financial Statements: Presentation, IAS 34 Interim Financial Reporting.  The amendments are effective for annual periods beginning on or after January 1, 2013, with early application permitted, and must be applied retrospectively.

IFRS 1 First-time Adoption of International Financial Reporting Standards (Amendment)

IFRS 1 is amended to clarify the repeated application of IFRS 1 and the treatment of borrowing costs incurred on or after the date of transition to IFRSs.  This is not applicable as the company has already transitioned to IFRS.

IAS 1 Presentation of Financial Statements (Amendment)

IAS 1 is amended to clarify that only one comparative period - which is the preceding period - is required for a complete set of financial statements.

IAS 16 Property, Plant, and Equipment (Amendment)

IAS 16 is amended to clarify the classification of servicing equipment.  Spare parts, stand-by equipment and servicing equipment should be classified as property, plant, and equipment when they meet the definition of property, plant, and equipment in IAS 16 and otherwise as inventory using IAS 2 Inventories.

IAS 32 Financial Instruments: Presentation (Amendment)

IAS 32 is amended to clarify that IAS 12 Income Taxes applies to the account for income taxes relating to distributions to holders of equity instruments and transaction costs of equity transactions.

________________________________________________________________________________

FORTUNA SILVER MINES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

e)

New Accounting Standards (continued)

ii)

New Accounting Standards Impacting on or after January 1, 2013 (continued)

IAS 34 Interim Financial Reporting (Amendment)

IAS 34 is amended to clarify that the total assets and total liabilities for a particular reportable segment would be separately disclosed in interim financial reporting only when the amounts are regularly provided to the chief operating decision maker and there has been a material change from the amounts disclosed in the last annual financial statements for the reportable segment.

IFRS 7 Financial Instruments: Disclosures in Respect of Offsetting (Amendment)

At its meeting on December 13-15, 2011, the IASB approved amendments to IFRS 7, Financial Instruments: Disclosures, with respect to offsetting financial assets and financial liabilities. The common disclosure requirements issued by the IASB and the FASB in December 2011 are intended to help investors and other users to better assess the effect or potential effect of offsetting arrangements on a company's financial position.  Companies and other entities are required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The required disclosures should be provided retrospectively.

IFRS 10 Consolidated Financial Statements

IFRS 10 Consolidated Financial Statements replaces the portion of IAS 27 Consolidated and Separate Financial Statements that addresses the accounting for consolidated financial statements, and SIC12 Consolidation - Special Purpose Entities.  IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more entities.  This standard (i) requires a parent entity (an entity that controls one or more other entities) to present consolidated financial statements; (ii) defines the principle of control, and establishes control as a basis for consolidation; (iii) sets out how to apply the principle of control whether an investor controls an investee and therefore must consolidate the investee; and (iv) sets out the accounting requirements for the preparation of consolidated financial statements.  IFRS 10 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted.

IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Interests in Other Entities, IAS 27 Separate Financial Statements (as amended in 2011), IAS 28 Investments in Associates and Joint Ventures (as amended in 2011) may be collectively adopted earlier than January 1, 2013 and in doing so, an entity must disclose the fact that it has early adopted the standard.

IFRS 11 Joint Arrangements

IFRS 11 replaces IAS 31 Interest in Joint Ventures and SIC-13 Jointly-Controlled Entities-Non-Monetary Contributions by Venturers.  This standard establishes the core principle that a party to a joint arrangement determines the type of joint arrangement in which it is involved by assessing its rights and obligations and accounts for those rights and obligations in accordance with that type of joint arrangement (joint operations or joint ventures).  This standard is effective for annual periods on or after January 1, 2013, with early adoption permitted.

________________________________________________________________________________

FORTUNA SILVER MINES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

e)

New Accounting Standards (continued)

ii)

New Accounting Standards Impacting on or after January 1, 2013 (continued)

IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 combines the disclosure requirements for an entity’s interest in subsidiaries, joint arrangements, associates and structured entities into one comprehensive disclosure standard.  This standard requires the disclosure of information that enable users of financial statements to evaluate the nature of, and risks associated with, its interest in other entities and the effects of those interests on its financial position, financial performance and cash flows.  This standard is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, and entities are permitted to incorporate any of the new disclosures into their financial statements before that date.

IFRS 13 Fair Value Measurement

IFRS 13 Fair Value Measurement provides guidance on how to measure fair value, but does not change when fair value is required or permitted under IFRS.  IFRS 13 defines fair value, sets out a single IFRS framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except for: share-based payment transactions within the scope of IFRS 2 Share-based Payment; leasing transactions with the scope of IAS 17 Leases; measurements that have some similarities to fair value that are not fair value, such as net realizable value in IAS 2 Inventories; or value in use IAS 36 Impairment of Assets.  This standard is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted.

IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, and IFRS 12 Disclosure of Interests in Other Entities: Transition Guidance

The amendments provide additional transition relief, limiting the requirement to provide adjusted comparative information to only the preceding comparative period.  For disclosures related to unconsolidated structured entities, the amendments will remove the requirement to present comparative information for periods before IFRS 12 is first applied.  The effective date of the amendments is annual periods beginning on or after January 1, 2013, which is aligned with the effective date of IFRS 10, IFRS 11, and IFRS 12.

IAS 19 Employee Benefits

On June 16, 2011, the IASB issued amendments to IAS 19, Employee Benefits, in order to improve the accounting for employment benefits.

The amendments make important improvements by:

-

eliminating the option to defer the recognition of gains and losses, known as the ‘corridor method’ or the “deferral and amortization approach”;

-

streamlining the presentation of changes in assets and liabilities arising from defined benefit plans, including requiring re-measurements to be presented in OCI, thereby separating those changes from changes that many perceive to be the result of an entity’s day-to-day operations;

________________________________________________________________________________

FORTUNA SILVER MINES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

-

enhancing the disclosure requirements for defined benefit plans, providing better information about the characteristics of defined benefit plans and the risks that entities are exposed to through participation in those plans.

2.

Basis of Consolidation and Summary of Significant Accounting Policies (continued)

e)

New Accounting Standards (continued)

ii)

New Accounting Standards Impacting on or after January 1, 2013 (continued)

IAS 19 Employee Benefits (continued)

The amendments are effective for financial years beginning on or after January 1, 2013. Earlier application is permitted.

IAS 27 Separate Financial Statements

IAS 27 has the objective of setting standards to be applied in accounting for investments in subsidiaries, jointly controlled entities, and associates when an entity elects, or is required by local regulations, to present separate (non-consolidated) financial statements. This standard is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. This standard will not have an impact on the consolidated financial statements.

IAS 28 Investments in Associates and Joint Ventures

IAS 28 prescribes the accounting for investments in associates and to set the requirements for the application of the equity method when accounting for investments in associates and joint ventures.  This standard is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted.

iii)

New Accounting Standards Impacting on or after January 1, 2014

IAS 32 Financial Instruments - Presentation in Respect of Offsetting (Amendment)

The amendments to IAS 32 address inconsistencies in current practice when applying the requirements with regards to the offsetting of financial assets and financial liabilities.  The amendments are effective for annual periods beginning on or after January 1, 2014 and are required to be applied retrospectively.

iv)

New Accounting Standards Impacting on or after January 1, 2015

IFRS 9 Financial Instruments - Classification and Measurement

IFRS 9, Financial Instruments: IFRS 9 introduces the new requirements for the classification, measurement and de-recognition of financial assets and financial liabilities. The amendments are effective for annual periods beginning on or after January 1, 2015, with earlier application permitted.

________________________________________________________________________________

FORTUNA SILVER MINES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

3.

Cash and Cash Equivalents

	September 30, 2012	December 31, 2011
Cash	$ 19,151	$ 25,652
Cash equivalents	41,569	13,078
	$ 60,720	$ 38,730

Cash and cash equivalents include cash on hand, demand deposits, and money market instruments, with maturities from the date of acquisition of 90 days or less.

4.

Short Term Investments

	September 30, 2012	December 31, 2011
Held for trading short term investments	$ 2,033	$ 17,000

Short term investments include deposits with maturities from the date of acquisition of more than 90 days.

5.

Derivative Assets and Derivative Liabilities

	September 30, 2012		December 31, 2011
	Assets	Liabilities	Assets	Liabilities
Lead forward contracts	$ -	$ -	$ -	$ 53
Zinc forward contacts	-	-	70	-
Silver forward contracts	-	-	-	34
Total	$ -	$ -	$ 70	$ 87

The Company occasionally enters into forward commodity contracts as well as put and call option commodity arrangements to secure a minimum price level on part of its zinc and lead metal production.  As at the end of the period no such contracts are outstanding.

In 2011, the Company entered into short term forward and option contracts to fix the final settlement price of metal delivered in concentrates, where the final settlement price is yet to be set at a future quotational period according to contract terms.  The forward sale and option contracts were settled against the arithmetic average of metal spot prices over the month in which the contract matures.  No initial premium associated with these trades had been paid.

________________________________________________________________________________

FORTUNA SILVER MINES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

6.

Accounts Receivable and Other Assets and Deposits on Long Term Assets

The current accounts receivables and other assets are comprised of the following:

	September 30, 2012	December 31, 2011
Current
Trade receivables from concentrate sales	$ 22,557	$ 11,287
Current portion of long term receivables - net	892	891
Advances and other receivables	3,824	2,213
GST/HST and value added tax receivable	5,572	4,776
Accounts receivable and other assets	$ 32,845	$ 19,167

Deposits on long term assets include the non-current accounts receivable and other assets are comprised of the following:

	September 30, 2012	December 31, 2011
Non-Current
Long term receivables	$ 1,803	$ 1,415
Less: current portion of long term receivables	(892)	(891)
Non-current portion of long term receivables - net	911	524
Deposits on equipment	754	1,167
Deposits paid to contractors	1,280	448
Other	301	121
Deposits on long term assets	$ 3,246	$ 2,260

 As at September 30, 2012, the Company had $305 trade receivables (2011: $100) which were past due with no impairment.  The Company’s allowance for doubtful accounts is $nil for all reporting periods.

The aging analysis of these trade receivables from concentrate sales is as follows:

	September 30, 2012	December 31, 2011
0-30 days	$ 20,651	$ 9,518
31-60 days	1,059	911
61-90 days	542	758
over 90 days	305	100
	$ 22,557	$ 11,287

________________________________________________________________________________

FORTUNA SILVER MINES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

7.

Inventories

	September 30, 2012	December 31, 2011
Concentrate stock piles	$ 2,524	$ 2,488
Ore stock piles	3,579	4,008
Materials and supplies	6,106	4,795
Total inventories	$ 12,209	$ 11,291

For the three and nine months ended September 30, 2012, $16,060 and $42,889, respectively (2011: $7,970 and $19,784, respectively) of inventory was expensed in cost of sales and there has been no impairment during 2012 (2011: $nil).

8.

Mineral Properties, Property, Plant and Equipment

	Mineral Properties Non-Depletable (Mario, Don Mario, Tlacolula)	Mineral Properties Depletable (Caylloma, San Jose, Taviche)	Machinery and Equipment	Land, Buildings, and Leasehold Improvements	Furniture and Other Equipment	Transport Units	Equipment under Finance Lease	Capital Work in Progress	Total
Period ended September 30, 2012
Opening carrying amount	$ 7,311	$ 105,668	$ 17,316	$ 37,452	$ 3,185	$ 135	$ 2,520	$ 8,246	$ 181,833
Additions	2,460	16,856	2,826	114	915	111	480	7,682	31,444
Disposals	-	-	(1,098)	-	(19)	(3)	(205)	(50)	(1,375)
Write-off of deferred exploration costs	(3,887)	-	-	-	-	-	-	-	(3,887)
Depreciation charge	-	(9,450)	(2,106)	(3,560)	(441)	(56)	(516)	-	(16,129)
Reclassification	(5,030)	5,030	109	1,318	(12)	-	-	(1,415)	-
Adjustment on currency translation	-	439	-	3	-	-	-	-	442
Closing carrying amount	$ 854	$ 118,543	$ 17,047	$ 35,327	$ 3,628	$ 187	$ 2,279	$ 14,463	$ 192,328

As at September 30, 2012
Cost	$ 854	$ 148,075	$ 24,321	$ 42,646	$ 5,167	$ 571	$ 4,746	$ 14,463	$ 240,843
Accumulated depreciation and impairment	-	(29,532)	(7,274)	(7,319)	(1,539)	(384)	(2,467)	-	(48,515)
Closing carrying amount	$ 854	$ 118,543	$ 17,047	$ 35,327	$ 3,628	$ 187	$ 2,279	$ 14,463	$ 192,328

________________________________________________________________________________

FORTUNA SILVER MINES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

8.

Mineral Properties, Property, Plant and Equipment (continued)

	Mineral Properties Non-Depletable (Mario, Don Mario, Taviche, Tlacolula)	Mineral Properties Depletable (Caylloma, San Jose*)	Machinery and Equipment	Land, Buildings, and Leasehold Improvements	Furniture and Other Equipment	Transport Units	Equipment under Finance Lease	Capital Work in Progress	Total
Year ended December 31, 2011
Opening carrying amount	$ 49,129	$ 33,608	$ 6.897	$ 7,013	$ 3,177	$ 112	$ 2,893	$ 14,534	$ 117,363
Additions	6,258	30,091	5,429	729	2,032	131	500	33,837	79,007
Disposals	-		(1,532)	-	(33)	-	-	-	(1,565)
Depreciation charge	-	(6,107)	(1,847)	(1,820)	(334)	(97)	(873)	-	(11,078)
Impairment charge	-		(1,688)	(195)	-	(11)	-	-	(1,894)
Reclassification	(48,076)	48,076	10,057	31,725	(1,657)	-	-	(40,125)	-
Closing carrying amount	$ 7,311	$ 105,668	$ 17,316	$ 37,452	$ 3,185	$ 135	$ 2,520	$ 8,246	$ 181,833

As at December 31, 2011
Cost	$ 7,311	$ 125,667	$ 22,870	$ 41,212	$ 4,296	$ 520	$ 4,674	$ 8,246	$ 214,796
Accumulated depreciation and impairment	-	(19,999)	(5,554)	(3,760)	(1,111)	(385)	(2,154)	-	(32,963)
Closing carrying amount	$ 7,311	$ 105,668	$ 17,316	$ 37,452	$ 3,185	$ 135	$ 2,520	$ 8,246	$ 181,833

*Commercial production began on September 1, 2011 for San Jose.

As at September 30, 2012, the non-depletable mineral properties includes the Tlacolula property (2011: Mario, Don Mario, Tlacolula, and Taviche) as the Mario and Don Mario properties were abandoned in the second quarter of 2012.

Mineral properties includes bonuses paid of $nil (2011: $1,350) which were paid upon commissioning of the San Jose mine.  The bonus paid in 2011 comprises of $1,113 paid to key management and $237 paid to a company controlled by a director.

________________________________________________________________________________

FORTUNA SILVER MINES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

8.

Mineral Properties, Property, Plant and Equipment (continued)

a)

Mario Property

In May 2011, the Company entered into an agreement to acquire a 100% interest in the Mario Property, located in the Department of Junin in central Peru.  Under the terms of the agreement, the Company is granted the exclusive right and option to purchase an undivided 100% interest in the Mario Property subject to the following payments:

1.

$500 on signing of agreement;

2.

$500 on or before six months from the signing of the agreement;

3.

$500 on or before 12 months from the signing of the agreement; and,

4.

$2,500 on or before 24 months from the signing of the agreement.

The transfer of the property to the Company is subject to a 1% net smelter return (“NSR”) royalty on production from the property payable to Crocodile Gold (“Crocodile”).  The Company shall have the right to purchase the NSR royalty from Crocodile at any time during the five-year period following the final option payment for the sum of $3,000.  The property is also subject to a 2% NSR royalty on production payable to Teck Cominco and a 0.5% NSR royalty on production payable to Socrate Capital Inc., with each royalty in turn subject to certain buy-back provisions.  As at May 14, 2012, $1,000 had been paid under the agreement.

During the second quarter of 2012, upon completion of a 7,000 meter Phase I drill program at the Mario and Don Mario Properties (“Mario project”), the Company determined the program was not successful in demonstrating the potential to meet the minimum target size established for the project and the Company abandoned its interest in the Mario property resulting in a write-off of $3,627.

b)

Don Mario Property

The Company entered into an option agreement, effective July 20, 2011, to acquire 100% interest in the Don Mario property, with Consorcio Empresarial Agmin S.A.C.(“AGMIN”). Under the terms of the mining assignment and option to purchase mineral rights agreement (“agreement”), the Company is required to make the following payments:

1.

$200 on signing the agreement;

2.

$300 after 12 months from signing the agreement;

3.

$500 after 24 months from signing the agreement; and,

4.

$2,000 after 36 months from signing the agreement.

Under the terms of the agreement, once the option is exercised and the technical report is prepared under National Instrument 43-101 and published, if the pre-feasibility study indicates that the property contains more than five million silver equivalent ounces, the Company would further pay AGMIN, one dollar for each additional resource and reserves indicated in the pre-feasibility report. The Company has the option to buy-out the additional pay-out for a further $3,000, subject to certain conditions.

________________________________________________________________________________

FORTUNA SILVER MINES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

8.

Mineral Properties, Property, Plant and Equipment (continued)

b)

Don Mario Property (continued)

As at May 14, 2012, $200 had been paid under the agreement.  The Don Mario property is part of the overall Mario project and as the Phase 1 drill program at the Mario Property was not successful, the Company abandoned its interest in the Don Mario Property resulting in a write-off of $260.

c)

Tlacolula Property

In September 2009, the Company, through its wholly owned subsidiary, Cuzcatlan, was granted an option (the “Option”) to acquire a 60% interest (the “Interest”) in the Tlacolula silver project (“property”) located in the State of Oaxaca, Mexico from Radius Gold Inc.’s wholly owned subsidiary, Radius (Cayman) Inc. (“Radius”) (a related party by way of directors in common with the Company described further in Note 10).

The Company can earn the Interest by spending $2,000, which includes a commitment to drill 1,500 meters within three years, and making staged annual payments of $250 cash and providing $250 in common shares of the Company to Radius according to the following schedule:

➢

$20 cash and $20 cash equivalent in shares upon stock exchange approval;

➢

$30 cash and $30 cash equivalent in shares by the first year anniversary;

➢

$50 cash and $50 cash equivalent in shares by the second year anniversary;

➢

$50 cash and $50 cash equivalent in shares by the third year anniversary; and,

➢

$100 cash and $100 cash equivalent in shares by the fourth year anniversary.

Upon completion of the cash payments and share issuances, and incurring the exploration expenditures as set forth above, the Company will be deemed to have exercised the Option and acquired a 60% interest in the property, whereupon a joint venture will be formed to further develop the property on the basis of the Company owning 60% and Radius 40%.

On January 15, 2010, the transaction was approved by the TSX Venture Exchange,   The Company has issued 7,813 common shares at a fair market value of $2.56 per share and paid $20 cash according to the terms of the option agreement.

On January 14, 2011, the Company issued 6,756 common shares of the Company, at a fair market value of $4.44 per share and paid $30 cash according to the terms of the option agreement.

On January 13, 2012, the Company issued 8,605 common shares of the Company, at a fair market value of $5.81 per share and paid $50 cash according to the terms of the option agreement.

As at September 30, 2012, the Company had issued a total of 23,174 common shares of the Company, with a fair market value of $100 and paid $100 cash according to the terms of the option agreement.

________________________________________________________________________________

FORTUNA SILVER MINES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

9.

Trade and Other Payables

	September 30, 2012	December 31, 2011
Trade accounts payable	$ 8,915	$ 8,799
Payroll payable	4,305	5,809
Restricted share unit payable	1,380	1,204
Other payables	1,661	1,343
	$ 16,261	$ 17,155

10.

Related Party Transactions

a)

Purchase of Goods and Services

The Company entered into the following related party transactions:

	Three months ended September 30,		Nine months ended September 30,
Transactions with related parties	2012	2011	2012	2011
Salaries and wages [1,2]	$ 24	$ 37	$ 76	$ 133
Other general and administrative expenses [2]	27	41	202	134
	$ 51	$ 78	$ 278	$ 267

1 Salaries and wages includes employees' salaries and benefits charged to the Company based on a percentage of the estimated hours worked for the Company

2  Radius Gold Inc. ("Radius") has directors in common with the Company and shares office space, and is reimbursed for salaries, wages, general administrative costs, and leasehold improvements incurred on behalf of the Company to June 30, 2012. Gold Group Management Inc. (“Gold Group”), which is owned by a director in common with the Company, provides various administrative, management and other related services effective July 1, 2012.

In January 2012, the Company issued 8,605 (2011: 6,756) common shares, at a fair market value of $5.81 (2011: $4.44) per share and paid $50 (2011: $30) cash to Radius, under the option to acquire a 60% interest in Tlacolula silver project located in the State of Oaxaca, Mexico.

In October 2012, the Company entered into a services agreement, effective July 1, 2012, with Gold Group Management Inc. (“Gold Group”), which is owned by a director in common with the Company.  The services agreement provides that Gold Group provides various administrative, management and other related services.

________________________________________________________________________________

FORTUNA SILVER MINES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

10.

Related Party Transactions (continued)

b)

Key Management Compensation

Key management includes all persons named or performing the duties of Vice-President, Chief Financial Officer, President, Chief Executive Officer, and non-executive Directors of the Company.  The compensation paid and payable to key management for services is shown below:

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Salaries and other short term employee benefits	$ 694	$ 1,679	$ 2,044	$ 2,961
Directors fees	88	98	286	250
Consulting fees	45	283	135	375
Provision for bonuses (Note 8)	-	(1,363)	-	-
Share-based payments	2,050	1,016	1,511	3,322
	$ 2,877	$ 1,713	$ 3,976	$ 6,908

The share-based payments includes the change in the DSU and RSU fair value over each reporting period and payments made under the DSU and RSU plans and the non-cancellation of share options.

Consulting fees includes fees paid to two non-executive directors in both 2012 and 2011.

c)

Period-end Balances arising from Purchases of Goods/Services

Amounts due from related parties	September 30, 2012	December 31, 2011
Owing from a director and officer[3]	$ 7	$ 36

3 Owing from a director includes non-interest bearing advances to a director and an officer at September 30, 2012 and to director and officers at December 31, 2011.

Amounts due to related parties	September 30, 2012	December 31, 2011
Owing to a company(ies) with common directors [4]	$ 69	$ 205

4 Owing to Radius Gold Inc. (“Radius”) and Gold Group Management Inc. (“Gold Group”) whom have directors in common with the Company and 2011 to Radius.

________________________________________________________________________________

FORTUNA SILVER MINES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

11.

Leases and Long Term Liabilities

Leases and long term liabilities are comprised of the following:

	September 30, 2012	December 31, 2011
Obligations under finance lease (a)	$ 633	$ 866
Long term liability (b)	17	771
Deferred share units (Note 13 c))	2,549	2,639
	3,199	4,276
Less: current portion
Obligations under finance lease	433	741
Long term liability	-	771
Current portion of long term liabilities	433	1,512
Leases and long term liabilities, non-current	$ 2,766	$ 2,764

a)

Obligations under Finance Lease

The following is a schedule of the Company’s future minimum lease payments. These are related to the acquisition of mining equipment, vehicles, and buildings.

Obligations under Finance Lease	September 30, 2012	December 31, 2011
Not later than 1 year	$ 451	$ 763
Less: future finance charges on finance lease	(18)	(22)
	433	741
Later than 1 year but less than 5 years	205	126
Less: future finance charges on finance lease	(5)	(1)
	200	125
Present value of finance lease payments	$ 633	$ 866

b)

Long Term Liabilities

In May 2008, the Company acquired the Monte Alban II concession for which a payment of $800 was due May 2012.  This liability is non-interest bearing and the principal was paid during the second quarter of 2012.

The Company’s Mexican operation is required to provide a seniority premium to all employees as required under Mexican labor law. This liability is calculated using actuarial techniques and discounting the benefit using the Projected Unit Credit Method with the following assumptions: a discount rate of 7.50%, wages increases ranging from 4.5% to 5.0%, minimum wage increase of 4.0%, and a long term inflation rate of 4.0%.  During the three and nine months ended September 30, 2012, $3 and $18 (2011: $nil) has been recognized as an expense, respectively.

________________________________________________________________________________

FORTUNA SILVER MINES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

12.

Provisions

A summary of the Company’s provisions for other liabilities and charges is presented below:

Decommissioning and Restoration Liability
Total provisions - December 31, 2010	$ 4,881
Increase to existing provisions	126
Accretion of provisions	173
Foreign exchange differences	(5)
Cash payments	(201)
Total provisions – December 31, 2011	$ 4,974
Less: current portion	(727)
Non current – December 31, 2011	$ 4,247
Total provisions – December 31, 2011	$ 4,974
Increase to existing provisions	1,716
Accretion of provisions	176
Foreign exchange differences	317
Total provisions – September 30, 2012	$ 7,183
Less: current portion	(1,105)
Non current – September 30, 2012	$ 6,078

In view of the uncertainties concerning environmental reclamation, the ultimate cost of reclamation activities could differ materially from the estimated amount recorded.  The estimate of the Company’s decommissioning and restoration liability relating to the Caylloma and San Jose mine is subject to change based on amendments to laws and regulations and as new information regarding the Company’s operations becomes available.

Future changes, if any, to the estimated liability as a result of amended requirements, laws, regulations, operating assumptions, estimated timing and amount of obligations may be significant and would be recognized prospectively as a change in accounting estimate.  Any such change would result in an increase or decrease to the liability and a corresponding increase or decrease to the mineral properties, property, plant and equipment balance.

________________________________________________________________________________

FORTUNA SILVER MINES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

13.

Share Capital

a)

Unlimited Common Shares Without Par Value

During the nine month period ended September 30, 2012, the Company issued 8,605 (2011: 6,756) common shares, at a fair market value of $5.81 (2011: $4.44) per share to Radius Gold, under the option to acquire a 60% interest in Tlacolula silver project located in the State of Oaxaca, Mexico. (Refer to Note 8. c)).

b)

Share Options

Shareholder approval of the Company’s Stock Option Plan (the “Plan”), dated April 11, 2011, was obtained at the Company’s annual general meeting held on May 26, 2011.  The Plan provides that the number of common shares of the Company issuable under the Plan, together with all of the  Company’s other previously established or proposed share compensation arrangements, may not exceed 12,200,000 shares, which equals 9.92% of the current total number of issued and outstanding common shares of the Company, as at April 11, 2011.

Option pricing models require the input of highly subjective assumptions including the estimate of the share price volatility, risk-free interest rate and expected life of the options.  Changes in the subjective input assumptions can materially affect the fair value estimate.

The following is a summary of option transactions:

	September 30, 2012		December 31, 2011
	Shares (in 000’s)	Weighted average exercise price (CAD$)	Shares (in 000's)	Weighted average exercise price (CAD$)
Outstanding at beginning of the period	3,876	$ 2.83	4,551	$ 1.51
Granted	2,613	4.18	1,792	4.46
Exercised	(314)	2.35	(2,442)	1.55
Forfeited	(50)	4.46	(25)	4.46
Expired	(8)	4.46	-	-
Outstanding at end of the period	6,117	$ 3.42	3,876	$ 2.83
Vested and exercisable at end of the period	2,658	$ 2.33	2,557	$ 1.99

During the nine months ended September 30, 2012, 2,612,459 share purchase options were granted with exercise prices ranging from CAD$3.79 to CAD$6.67 with terms ranging from three and five years, respectively.  The vesting of 2,047,542 share purchase options are as follows: 50% after twelve months of grant date and a further 50% after twenty four months of grant date.  The vesting of 184,138 share purchase options are as follows: 33.33% after twelve months of grant date, a further 33.33% after twenty four months of grant date, and a further 33.34% after thirty six months of grant date.  The vesting of 380,779 share purchase options are as follows: 33.33% after twelve months of grant date, a further 33.33% after twenty-four months of grant date, and a further 33.34% after thirty-six months of grant date.

________________________________________________________________________________

FORTUNA SILVER MINES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

13.

Share Capital (continued)

b)

Share Options (continued)

As at September 30, 2012, 49,628 share purchase options were forfeited, 41,542 share purchase options were accelerated to expire March 30, 2012, and 8,271 share purchase options expired unexercised.

The share-based payment charge of $2,017 covering option grants, forfeitures, and accelerated vesting recognized for the nine months ended September 30, 2012 has been determined under the fair value method using the Black-Scholes option pricing model with the following assumptions:

	Nine months ended September
	2012	2011
Risk-free interest rate	1.00% to 1.62%	1.91%
Expected stock price volatility	55.93% to 58.36%	56.48%
Expected term in years	3	3
Expected dividend yield	0%	0%
Expected forfeiture rate	4.15%	0%

The expected volatility assumption is based on the historical volatility of the Company’s Canadian dollar common share price on the Toronto Stock Exchange.

The following table summarizes information related to stock options outstanding and exercisable at September 30, 2012:

Exercise price in CAD$	Number of outstanding share purchase options (in 000's)	Weighted average remaining contractual life of outstanding share purchase options (years)	Weighted average exercise price on outstanding share purchase options CAD$	Exercisable share purchase options (in 000's)	Weighted average exercise price on exercisable share purchase options CAD$
$0.80 to $0.99	781	6.1	$ 0.84	781	$ 0.84
$1.00 to $1.99	660	3.6	1.53	660	1.53
$2.00 to $6.67	4,676	2.7	4.11	1,217	3.73
$0.80 to $6.67	6,117	3.2	$ 3.42	2,658	$ 2.33

The weighted average remaining life of vested share purchase options at September 30, 2012 was 3.8 years (2011: 4.9 years).

________________________________________________________________________________

FORTUNA SILVER MINES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

13.

Share Capital (continued)

c)

Deferred Share Units (“DSU”) Cost

During 2010, the Company implemented a DSU plan which allows for up to 1% of the number of shares outstanding from time to time to be granted to eligible directors.  All grants under the plan are fully vested upon credit to an eligible directors’ account.

During the nine months ended September 30, 2012, there were no DSU grants or settlements in cash.  As at September 30, 2012, there are 481,465 (2011: 481,465) DSU outstanding with a fair value of $2,549 (2011: $2,639).

d)

Restricted Share Units (“RSU”) Cost

During 2010, the Company implemented a RSU plan for certain employees or officers.  The RSU entitle employees or officers to a cash payment after the end of a performance period of up to two years following the date of the award.  The RSU payment will be an amount equal to the fair market value of the Company’s common share on the five trading days immediately prior to the end of the performance period multiplied by the number of RSU held by the employee.

During the nine months ended September 30, 2012, there were no RSU grants or settlements in cash.  As at September 30, 2012, there are 265,231 (2011: 265,231) RSU outstanding with a fair value of $1,380 (2011: $1,204). Refer to Note 9.

e)

Earnings per Share

i.

Basic

Basic earnings per share is calculated by dividing the income for the period by the weighted average number of shares outstanding during the period.

The following table sets forth the computation of basic earnings per share:

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Income available to equity owners	$ 8,026	$ 10,309	$ 22,991	$ 21,288
Weighted average number of shares (in '000's)	124,412	123,440	123,573	123,027
Earnings per share - basic	$ 0.06	$ 0.08	$ 0.19	$ 0.17

________________________________________________________________________________

FORTUNA SILVER MINES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

13.

Share Capital (continued)

e)

Earnings per Share (continued)

ii.

Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all potentially dilutive shares.  The following table sets forth the computation of diluted earnings per share:

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Income available to equity owners	$ 8,026	$ 10,309	$ 22,991	$ 21,288
Weighted average number of shares ('000's)	124,412	123,440	123,573	123,027
Incremental shares from share options	1,514	1,414	1,756	1,574
Weighted average diluted shares outstanding (‘000’s)	125,926	124,854	125,329	124,601
Earnings per share - diluted	$ 0.06	$ 0.08	$ 0.18	$ 0.17

For the three and nine months ended September 30, 2012, excluded from the calculation were 1,847,789 and 184,138 (2011: nil) anti-dilutive options with an exercise prices ranging from CAD$4.46 to CAD$6.67 and CAD$6.67, (2011: nil), respectively.

14.

Supplemental Cash Flow Information

		Three months ended September 30,		Nine months ended September 30,
	Note	2012	2011	2012	2011
Non-cash Investing and Financing Activities:
Issuance of shares on purchase of mineral properties, property, plant and equipment	8 c)	$ -	$ -	$ 50	$ 30

15.

Capital Disclosure

The Company’s objectives when managing capital are to provide shareholder returns through maximization of the profitable growth of the business and to maintain a degree of financial flexibility relevant to the underlying operating and metal price risks while safeguarding the Company’s ability to continue as a going concern.

The capital of the Company consists of equity and available credit facility, net of cash.  The Board of Directors does not establish a quantitative return on capital criteria for management.  The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.

The management of the Company believes that the capital resources of the Company as at September 30, 2012, are sufficient for its present needs for at least the next 12 months.  The Company is not subject to externally imposed capital requirements.

________________________________________________________________________________

FORTUNA SILVER MINES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

15.

Capital Disclosure (continued)

The Company’s overall strategy with respect to capital risk management remained unchanged during the year.

16.

Management of Financial Risk

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk, and price risk.  The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

a)

Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, short term investments, derivative assets, trade receivable from concentrate sales, other accounts receivables, due from related parties, trade and other payables, due to related parties, and derivative liabilities approximate their fair value due to the relatively short periods to maturity and the terms of these financial instruments.  Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument.

The amortized value of long term receivables approximates their fair value as these are measured at the amortized cost using the effective interest method.  The fair value of the lease and long term liabilities is $3,222 as at September 30, 2012.

The analysis of financial instruments that are measured subsequent to initial recognition at fair value can be categorized into Levels 1 to 3 based upon the degree to which the fair value is observable.

•

Level 1 - inputs to the valuation methodology are quoted (unadjusted) for identical assets or liabilities in active markets.

•

Level 2 - inputs to valuation methodology include quoted market prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•

Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value of measurement.

The Company has classified the determination of fair value of trade receivable from concentrate sales, and derivatives as level 2, as the valuation method used by the Company includes an assessment of assets in quoted markets with significant observable inputs.

________________________________________________________________________________

FORTUNA SILVER MINES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

16.

Management of Financial Risk (continued)

a)

Fair Value of Financial Instruments (continued)

Financial assets (liabilities) at fair value as at September 30, 2012
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$ 60,720	$ -	$ -	$ 60,720
Short term investments	2,033	-	-	2,033
Trade receivable from concentrate sales	-	22,557	-	22,557
	$ 62,753	$ 22,557	$ -	$ 85,310

There were no changes in the levels during the nine months ended September 30, 2012.

Financial assets (liabilities) at fair value as at December 31, 2011
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$ 38,730	$ -	$ -	$ 38,730
Short term investments	17,000	-	-	17,000
Trade receivable from concentrate sales	-	11,287	-	11,287
Derivatives assets	-	70	-	70
Derivatives liabilities	-	(87)	-	(87)
	$ 55,730	$ 11,270	$ -	$ 67,000

There were no changes in the levels during the year ended December 31, 2011.

Accounts receivable includes trade receivable from concentrate sales, provisional price adjustments, and final price adjustments. The fair value of accounts receivable resulting from provisional pricing reflect observable market commodity prices.  Resulting fair value changes to accounts receivable are through sales.  Transactions involving accounts receivable are with counterparties the Company believes are creditworthy.  As such, these accounts receivable are classified within level 2 of the fair value hierarchy.

Derivatives are carried at their fair value, which is determined based on internal valuation models that reflect observable forward market commodity prices.  Resulting fair value changes to derivatives are through net gain (loss) on commodity contracts.  Transactions involving derivatives are with counterparties the Company believes to be creditworthy.

During the nine months ended September 30, 2012, there have been no changes in the classification of financial assets and liabilities in levels 1, 2, and 3 of the hierarchy.

b)

Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company operates in Canada, Peru and Mexico and a portion of its expenses are incurred in Canadian dollars, Nuevo Soles, and Mexican Pesos.  A significant change in the currency exchange rates between the United States dollar relative to the other currencies could have a material effect on the Company’s income, financial position, or cash flows.  The Company has not hedged its exposure to currency fluctuations.

________________________________________________________________________________

FORTUNA SILVER MINES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

16.

Management of Financial Risk (continued)

b)

Currency Risk (continued)

As at September 30, 2012, the Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars, Nuevo Soles and Mexican Pesos (all amounts are expressed in thousands of Canadian dollars, thousands of Nuevo Soles or thousands of Mexican Pesos):

	September 30, 2012			December 31, 2011
	Canadian Dollars	Nuevo Soles	Mexican Pesos	Canadian Dollars	Nuevo Soles	Mexican Pesos
Cash and cash equivalents	$ 10,722	S/. 799	$ 8,822	$ 18,457	S/. 1,396	$ 1,758
Short term investments	2,000	-	-	-	-	-
Accounts receivable and other assets	50	1,966	74,782	42	5,657	58,939
Due from related parties	-	5	-	-	4,434	-
Trade and other payables	(1,697)	(12,528)	(31,912)	(1,580)	(17,993)	(24,310)
Due to related parties	(68)	-	-	(209)	-	-
Provisions, current	-	(2,063)	(3,992)	-	(1,351)	(3,163)
Income tax payable	-	(8,457)	-	-	(10,581)	-
Leases and long term liabilities	(2,508)	-	-	(2,691)	-	-
Provisions	-	(12,221)	(17,655)	-	(8,079)	(17,494)
Total	$ 8,499	S/. (32,499)	$ 30,045	$ 14,019	S/. (26,517)	$ 15,730
Total US$ equivalent	$ 8,638	S/. (12,509)	$ 2,338	$ 13,745	S/. (9,832)	$ 1,125

Based on the above net exposure as at September 30, 2012, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the US dollar against the above currencies would result in an increase or decrease, as follows: impact to other comprehensive income of $960 (2011: $1,527) and a net loss of $1,130 (2011: net loss $967).

c)

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  The Company’s cash and cash equivalents and short term investments are held through large Canadian, international and foreign national financial institutions.  These investments mature at various dates within one year.  All of the Company’s trade accounts receivables from concentrate sales are held with large international metals trading companies.

The Company holds derivative contracts with financial institutions and in this regard is exposed to counterparty risk. The Company mitigates this risk by transacting only with reputable financial institutions to minimize credit risk.

The Company’s maximum exposure to credit risk as at September 30, 2012 is as follows:

________________________________________________________________________________

FORTUNA SILVER MINES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

16.

Management of Financial Risk (continued)

c)

Credit Risk (continued)

	September 30, 2012	December 31, 2011
Cash and cash equivalents	$ 60,720	$ 38,730
Short term investments	2,033	17,000
Accounts receivable and other assets	32,845	19,167
Derivative assets	-	70
Due from related parties	7	36
	$ 95,605	$ 75,003

The carrying amount of financial assets recorded in the financial statements represents the Company’s maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company’s credit risk has not declined significantly from the prior year.

d)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk by continuing to monitor forecasted and actual cash flows.  The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its development plans.  The Company strives to maintain sufficient liquidity to meet its short term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash, short term investments, and its committed liabilities.

The Company expects the following maturities of its financial liabilities (including interest), finance leases, and other contractual commitments:

	Expected payments due by period as at September 30, 2012
	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years	Total
Trade and other payables	$ 16,261	$ -	$ -	$ -	$ 16,261
Due to related parties	69	-	-	-	69
Income tax payable	88	-	-	-	88
Long term liabilities	451	2,771	-	-	3,222
Operating leases	670	1,266	985	193	3,114
Provisions	1,120	868	788	5,112	7,888
	$ 18,659	$ 4,905	$ 1,773	$ 5,305	$ 30,642

________________________________________________________________________________

FORTUNA SILVER MINES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

16.

Management of Financial Risk (continued)

d)

Liquidity Risk (continued)

Operating leases includes leases for office premises, computer and other equipment used in the normal course of business.  Refer to Note 20 c) for details of operating leases.

In 2010, the Company entered into a credit agreement with the Bank of Nova Scotia for a $20 million senior secured revolving credit facility (“credit facility”) to be refinanced or repaid on or within two and one-half years or before December 2012.  The credit facility is secured by a first ranking lien on Bateas and its assets and bears interest and fees at prevailing market rates. In the event that utilization under the credit facility is less than $10 million, a commitment fee of 1.50% per annum is payable quarterly on the unutilized portion of the available credit facility.  No funds were drawn from this credit facility.

e)

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The risk that the Company will realize a loss as a result of a decline in the fair value is limited because the balances are generally held with major financial institutions in demand deposit accounts.

A 10% change in interest rates would cause a $nil change in income on an annualized basis.

f)

Metal Price Risk

The Company is exposed to metals price risk with respect to silver, gold, zinc, lead, and copper sold through its mineral concentrate products.  The Company mitigates this risk by implementing price protection programs for some of its zinc and lead production through the use of derivative instruments.  As a matter of policy, the Company does not hedge its silver production.

17.

Segmented Information

All of the Company’s operations are within the mining sector, conducted through operations in three countries.  Due to geographic and political diversity, the Company’s mining operations are decentralized whereby management are responsible for achieving specified business results within a framework of global policies and standards.  Country corporate offices provide support infrastructure to the mine in addressing local and country issues including financial, human resources, and exploration support.

Products are silver, gold, lead, zinc and copper produced from mines in Peru and Mexico.  Segments have been aggregated where operations in specific regions have similar products, production processes, types of customers and economic environment.

The Company’s operating segments are based on the reports reviewed by the senior management group that are used to make strategic decisions.  The Chief Executive Officer considers the business from a geographic perspective considering the performance of the Company’s business units.

________________________________________________________________________________

FORTUNA SILVER MINES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

17.

Segmented Information (continued)

The segment information for the reportable segments for the three and nine months ended September 30, 2012 and 2011 are as follows:

Reportable Segments	Corporate	Bateas	Cuzcatlan	Total
Three months ended September 30, 2012
Sales to external customers by product	$-	$23,381	$20,454	$43,835
Silver-gold concentrates	$-	$-	$20,454	$20,454
Silver-lead concentrates	$-	$19,800	$-	$19,800
Zinc concentrates	$-	$3,581	$-	$3,581
Sales to internal customers	$1,498	$-	$-	$1,498
Cost of sales*	$-	$13,412	$11,184	$24,596
Depreciation, depletion and amortization**	$80	$2,284	$3,693	$6,057
Selling, general and administrative expenses*	$5,411	$822	$606	$6,839
Exploration and evaluation costs	$155	$-	$-	$155
Write-off of deferred exploration costs	$-	$30	$-	$30
Other material non-cash items	$1	$(10)	$(38)	$(47)
Interest income	$37	$91	$21	$149
Interest expense	$73	$40	$27	$140
Income (loss) before tax	$(5,602)	$9,177	$8,696	$12,271
Income taxes	$97	$2,357	$1,791	$4,245
Income (loss) for the period	$(5,699)	$6,820	$6,905	$8,026
Capital expenditures	$195	$6,912	$5,092	$12,199
Three months ended September 30, 2011
Sales to external customers by product	$-	$31,670	$873	$32,543
Silver-gold concentrates	$-	$-	$873	$873
Silver-lead concentrates	$-	$27,379	$-	$27,379
Zinc concentrates	$-	$4,291	$-	$4,291
Sales to internal customers	$1,334	$-	$-	$1,334
Cost of sales*	$-	$11,943	$789	$12,732
Depreciation, depletion and amortization**	$31	$1,949	$171	$2,151
Selling, general and administrative expenses*	$3,167	$1,179	$660	$5,006
Exploration and evaluation costs	$437	$-	$-	$437
Other material non-cash items	$(4)	$-	$(18)	$(22)
Interest income	$93	$92	$12	$197
Interest expense	$80	$46	$9	$135
Income (loss) before tax	$(3,586)	$19,089	$(555)	$14,948
Income taxes	$37	$6,029	$(1,427)	$4,639
Income (loss) for the period	$(3,623)	$13,060	$872	$10,309
Capital expenditures	$190	$6,846	$19,733	$26,769

* Cost of sales and selling, general and administrative expenses includes depreciation and amortization

** included in cost of sales or selling, general and administrative expenses

________________________________________________________________________________

FORTUNA SILVER MINES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

17.

Segmented Information (continued)

Reportable Segments	Corporate	Bateas	Cuzcatlan	Total
Nine months ended September 30, 2012
Sales to external customers by product	$-	$62,493	$60,632	$123,125
Silver-gold concentrates	$-	$-	$60,632	$60,632
Silver-lead concentrates	$-	$51,565	$-	$51,565
Zinc concentrates	$-	$10,928	$-	$10,928
Sales to internal customers	$5,709	$-	$-	$5,709
Cost of sales*	$-	$36,691	$29,036	$65,727
Depreciation, depletion and amortization**	$190	$6,092	$9,999	$16,281
Selling, general and administrative expenses*	$10,154	$2,641	$2,603	$15,398
Exploration and evaluation costs	$627	$-	$-	$627
Write-off of deferred exploration costs	$-	$3,887	$-	$3,887
Other material non-cash items	$1	$4	$(50)	$(45)
Interest income	$118	$298	$47	$463
Interest expense	$224	$119	$81	$424
Income (loss) before tax	$(10,888)	$19,365	$28,754	$37,231
Income taxes	$210	$5,165	$8,865	$14,240
Income (loss) for the year	$(11,098)	$14,200	$19,889	$22,991
Capital expenditures	$276	$21,331	$9,837	$31,444
Nine months ended September 30, 2011
Sales to external customers	$-	$78,084	$873	$78,957
Silver-gold concentrates	$-	$-	$873	$873
Silver-lead concentrates	$-	$64,139	$-	$64,139
Zinc concentrates	$-	$12,184	$-	$12,184
Copper concentrates	$-	$1,761	$-	$1,761
Sales to internal customers	$3,708	$-	$-	$3,708
Cost of sales*	$-	$30,459	$789	$31,248
Depreciation, depletion and amortization**	$68	$5,239	$171	$5,478
Selling, general and administrative expenses*	$10,209	$3,171	$589	$13,969
Exploration and evaluation costs	$1,110	$-	$-	$1,110
Other material non-cash items	$(4)	$-	$(71)	$(75)
Interest income	$444	$201	$30	$675
Interest expense	$229	$173	$9	$411
Income (loss) before tax	$(11,099)	$45,404	$(413)	$33,892
Income taxes	$102	$13,929	$(1,427)	$12,604
Income (loss) for the year	$(11,201)	$31,475	$1,014	$21,288
Capital expenditures	$649	$14,229	$47,086	$61,964

* Cost of sales and selling, general and administrative expenses includes depreciation and amortization

** included in cost of sales or selling, general and administrative expenses

________________________________________________________________________________

FORTUNA SILVER MINES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

17.

Segmented Information (continued)

Reportable Segments	Corporate	Bateas	Cuzcatlan	Total
As at September 30, 2012
Assets held for sale	$-	$257	$-	$257
Total assets	$21,994	$122,447	$160,171	$304,612
Total liabilities	$5,899	$26,779	$17,235	$49,913
As at December 31, 2011
Total assets	$27,878	$112,746	$131,017	$271,641
Total liabilities	$5,729	$29,793	$7,808	$43,330

The segment information by geographical region for the three and nine months ended September 30, 2012 and 2011 are as follows:

Reportable Segments	Canada	Peru	Mexico	Other	Total
Three months ended September 30, 2012
Sales to external customers by product	$-	$23,381	$20,454	$-	$43,835
Silver-gold concentrates	$-	$-	$20,454	$-	$20,454
Silver-lead concentrates	$-	$19,800	$-	$-	$19,800
Zinc concentrates	$-	$3,581	$-	$-	$3,581
Three months ended September 30, 2011
Sales to external customers by product	$-	$31,670	$873	$-	$32,543
Silver-gold concentrates	$-	$-	$873	$-	$873
Silver-lead concentrates	$-	$27,379	$-	$-	$27,379
Zinc concentrates	$-	$4,291	$-	$-	$4,291
Nine months ended September 30, 2012
Sales to external customers	$-	$62,493	$60,632	$-	$123,125
Silver-gold concentrates	$-	$-	$60,632	$-	$60,632
Silver-lead concentrates	$-	$51,565	$-	$-	$51,565
Zinc concentrates	$-	$10,928	$-	$-	$10,928
Nine months ended September 30, 2011
Sales to external customers	$-	$78,084	$873	$-	$78,957
Silver-gold concentrates	$-	$-	$873	$-	$873
Silver-lead concentrates	$-	$64,139	$-	$-	$64,139
Zinc concentrates	$-	$12,184	$-	$-	$12,184
Copper concentrates	$-	$1,761	$-	$-	$1,761

Reportable Segments	Canada	Per	Mexico	Other	Total
As at September 30, 2012
Non current assets	$3,175	$78,759	$113,864	$-	$195,798
As at December 31, 2011
Non current assets	$3,004	$68,105	$113,020	$-	$184,129

________________________________________________________________________________

FORTUNA SILVER MINES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

17.

Segmented Information (continued)

External Sales by Customer	Three months ended September 30,				Nine months ended September 30,
and Region	2012		2011		2012		2011
Customer 1	$-	0%	$31,670	100%	$1,391	2%	$76,323	98%
Customer 2	22,080	94%	-	0%	56,358	90%	1,761	2%
Customer 3	1,301	6%	-	0%	4,744	8%	-	0%
Bateas/Peru	$23,381	100%	$31,670	100%	$62,493	100%	$78,084	100%
% of total sales	53%		97%		51%		99%
Customer 1	$-	0%	$873	100%	$2,333	4%	$873	100%
Customer 2	20,454	100%	-	0%	58,299	96%	-	0%
Cuzcatlan/Mexico	$20,454	100%	$873	100%	$60,632	100%	$873	100%
% of total sales	47%		3%		49%		1%
Consolidated	$43,835	100%	$32,543	100%	$123,125	100%	$78,957	100%
% of total sales	100%		100%		100%		100%

For the three and nine months ended September 30, 2012, three and five (2011: two and three) customers, respectively, represented 100% of total sales to external customers.

18.

Cost of Sales

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Direct mining costs [1]	$18,450	$10,213	$49,037	$25,003
Depletion and depreciation	5,826	2,056	15,598	5,308
Royalty expenses	320	463	1,092	937
	$24,596	$12,732	$65,727	$31,248

1 Direct mining costs includes salaries and other short term benefits, contractor charges, energy, consumables and production related costs.

________________________________________________________________________________

FORTUNA SILVER MINES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

19.

Exploration and Evaluation Costs

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Share-based payments	$14	$-	$37	$-
Salaries, wages, and benefits	96	259	419	631
Direct costs	45	178	171	479
	$155	$437	$627	$1,110

20.

Contingencies and Capital Commitments

a)

Bank Letter of Guarantee

The Caylloma mine closure plan was approved in November 2009 with total closure costs of $3,587 of which $1,756 is subject to annual collateral in the form of a letter of guarantee, to be awarded each year in increments of $146 over 12 years based on the estimated life of the mine.  The mine closure plan is being updated and is subject to regulatory approval in November 2012.

Banco Bilbao Vizcaya Argentaria, S.A., a third party, has established a bank letter of guarantee on behalf of Bateas in favor of the Peruvian mining regulatory agency in compliance with local regulation associated with the approved Bateas’ mine closure plan, for the sum of $439.  This bank letter of guarantee expires 360 days from December 2011.

Banco Bilbao Vizcaya Argentaria, S.A. has also established bank letters of guarantee totalling $54 to provide an annual guarantee associated with an office lease contract and truck rentals.  These bank letters of guarantee were renewed in June 2011 with expiry 360 days to June 2012.  In June 2012, this guarantee has expired.

b)

Capital Commitments

As at September 30, 2012, $7,739 of capital commitments not disclosed elsewhere in the condensed interim consolidated financial statements, and forecasted to be expended within one year, includes the following: $6,516 mine and tailing dam development at the San Jose property; $345 for brown fields exploration in Mexico; and, $878 for the tailing dam transport system, concentrator plant, electrical infrastructure renewal, and remodelling camp site at the Caylloma property.

________________________________________________________________________________

FORTUNA SILVER MINES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(All amounts in US$’000’s unless otherwise stated)

_______________________________________________________________________________

20.

Contingencies and Capital Commitments (continued)

c)

Other Commitments

The Company has a contract to guarantee power supply at its Caylloma mine.  Under the contract, the seller is obligated to deliver a "maximum committed demand" (for the present term this stands at 3,500 Kw) and the Company is obligated to purchase subject to exemptions under provisions of "Force Majeure".  The contract is automatically renewed every two years for a period of 10 years and expiring in 2017.  Renewal can be avoided without penalties by notifying 10 months in advance of renewal date.

Tariffs are established annually by the energy market regulator in accordance with applicable regulations in Peru.

The Company acts as guarantor to finance lease obligations held by two of its mining contractors.  These finance lease contracts are related to the acquisition of mining equipment deployed at the Caylloma mine. As at September 30, 2012, these obligations amounted to $50 and matures in 2013.

On May 24, 2010, the Company entered into a seven year office premise lease located in Peru. The annual rent payable on 1,717 rentable square meters for office space, is as follows:

•

year one $289;

•

year two $297;

•

year three $306; and,

•

years four through seven the lease is subject a minimum annual increase of 3% or the Consumer Price Index published by Bureau of Labor Statistics of the United States Department of Labor, whichever is higher.

The lease also includes the use of additional space for mini-warehouse and parking spots, the obligation for which is $58 per annum for the first year and is subject to an annual increase of 3% as stated above until the end of the lease.  During 2011, the Company provided a security deposit of $44.

________________________________________________________________________________

FORTUNA SILVER MINES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2012 AND 2011

(All amounts in US$’000’s unless otherwise stated)

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20.

Contingencies and Capital Commitments (continued)

c)

Other Commitments (continued)

On September 30, 2012, the Company entered into an one year office premise lease in Mexico effective September 30, 2012, with an annual lease obligation of $16.

	Expected payments due by period as at September 30, 2012
	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years	Total
Office premises – Canada	149	449	305	193	1,096
Office premises – Peru	371	775	680	-	1,826
Office premises – Mexico	23	-	-	-	23
Total office premises	$ 543	$ 1,224	$ 985	$ 193	$ 2,945
Computer equipment – Peru	110	23	-	-	133
Computer equipment – Mexico	17	19	-	-	36
Total computer equipment	$ 127	$ 42	$ -	$ -	$ 169
Total operating leases	$ 670	$ 1,266	$ 985	$ 193	$ 3,114

d)

Other Contingencies

The Company is subject to various investigations, claims and legal and tax proceedings covering matters that arise in the ordinary course of business activities.  Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company.  Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company.  In the opinion of management none of these matters are expected to have a material effect on the results of operations or financial conditions of the Company.

21.

Subsequent events up to November 7, 2012

On October 10, 2012, the Company paid Gold Group Management Inc., which is owned by a director in common with the Company, a retainer of $61 representing three months deposit under a services agreement effective July 1, 2012.

In October 2012, the Company terminated a mining contract with one of its contractors resulting in the cancellation of the agreement to sell $206 of non-current assets held for sale, effective November 25, 2012.  As a result, $205 of the non-current assets held for sale at September 30, 2012 will be transferred to property, plant, and equipment and $1 will written off to cost of sales.

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